EXHIBIT 99.7

PT Network Intermediate Holdings, LLC

Unaudited Consolidated Financial Report

December 31, 2018

Contents
Unaudited Financial Statements of PT Network Intermediate Holdings, LLC
Unaudited Consolidated Balance Sheet as of December 31, 2018	1
Unaudited Consolidated Statement of Operations for the Year Ended December 31, 2018	2
Unaudited Consolidated Statement of Members’ Equity for the Year Ended December 31, 2018	3
Unaudited Consolidated Statement of Cash Flows for the Year Ended December 31, 2018	4
Unaudited Notes to Consolidated Financial Statements	5-18
Unaudited Schedule I: Condensed Parent Company Financial Statements	19-21
Unaudited Notes to Schedule I: Condensed Parent Company Financial Statements	22

Assets		
Current assets:		
Cash and cash equivalents	$	10,075,723
Accounts receivable, net		26,061,139
Prepaid expenses and other current assets		1,133,907
Total current assets		37,270,769
Property and equipment, net		16,655,730
Goodwill		196,234,142
Identifiable intangible assets, net		10,644,076
Other assets		1,122,754
Total assets	$	261,927,471
Liabilities		
Current liabilities:		
Accounts payable	$	3,684,425
Accrued expenses		
Accrued payroll expenses		11,963,714
Accrued interest and commitment fees expense		3,714,418
Other accrued expenses		3,036,242
Current maturities of long-term debt		643,900
Other current liabilities		3,911,680
Total current liabilities		26,954,379
Long-term debt, net		177,161,964
Other non-current liabilities		2,187,986
Deferred rent		4,660,642
Total liabilities	$	210,964,971
Commitments and contingencies (see Note 7)		
Equity		
Members' equity		50,962,500
Total liabilities and members' equity	$	261,927,471

See notes to unaudited consolidated financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

PT Network Intermediate Holdings, LLC (PTNIH), is a limited liability company formed in the State of Delaware on September 16, 2013. PTNIH wholly owns PT Network, LLC (PTN). PT Network, LLC, d/b/a Pivot Physical Therapy, operates outpatient physical therapy and occupational health clinics that provide physical therapy, sports medicine and athletic training, aquatic therapy, work injury, and sports performance and wellness services. Services are provided at locations throughout Maryland, Virginia, West Virginia, Washington, D.C., Pennsylvania, Delaware, and North Carolina. Additionally, Pivot Physical Therapy provides on-site physical therapy, occupational therapy, and athletic training to job sites across the country.

PTNIH operates directly through its subsidiaries, PT Network, LLC, Bayside Physical Therapy, LLC, Cambridge Physical Therapy and SportsCare, LLC, Glen Burnie Physical Therapy & Sports Care, LLC, Maryland SportsCare & Rehab, L.L.C., Maryland Sports Care & Rehabilitation of Salisbury, LLC, Professional SportsCare & Rehab, LLC, Professional SportsCare & Rehab of West Virginia, LLC, Professional SportsCare, LLC, Professional Sportscare & Rehab Associates, LLC, Southern Delaware SportsCare and Rehabilitation, LLC, PTN Transportation, LLC, ActivCare Physical Therapy, LLC, Pivot Occupational Health Holdings LLC, Pivot Athletic Training, LLC, Allegheny &

Chesapeake Physical Therapists Incorporated, Omega Medical Center LLC, Tidewater Physical Therapy, LLC, PhysioHealth, LLC, Dynamic Therapy Services of Pennsylvania, LLC, Dynamic Therapy Services, LLC, Pivot Physical Therapy of Pennsylvania, LLC, PTCG, LLC, Pivot Health Professionals, P.C., and Onsite Innovations, LLC (collectively, the Company).

The 26 consolidated entities include a holding company, 24 physical therapy, athletic training, and occupational health companies and a transportation company. The operating entities earn revenue directly from patient care through their clinic and Onsite Innovations, LLC locations. The clinics primarily generate business from physician referrals. The principal sources of payment for the clinics’ services are commercial health insurance, Medicare, Medicaid, workers’ compensation insurance and proceeds from personal injury cases. Services provided at Onsite Innovations, LLC locations are contract based and the contracted party is the single source of payment.

Significant Accounting Policies

A summary of the Company’s significant accounting policies follows:

Basis of Accounting

The accompanying consolidated financial statements have been prepared using the accrual basis of accounting, whereby revenue is recognized when services are rendered and expenses are recognized when incurred, in accordance with accounting principles generally accepted in the United States (GAAP).

Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Company. All intercompany balances, transactions and amounts have been eliminated in consolidation.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents at various financial institutions. The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The combined account balances at several institutions typically exceed Federal Deposit Insurance Corporation (FDIC)  insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Revenue Recognition

Physical Therapy Revenues

Revenues are recognized in the period in which services are rendered. Physical therapy revenues consists of revenues for physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. Physical therapy revenues (patient revenues less estimated contractual adjustments), which are presented on the consolidated statement of operations, are recognized at the estimated net realizable amounts from third-party payers, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. There is an implied contract between the Company and the patient upon each patient visit. Generally, this occurs as the Company provides physical and occupational therapy services, as each service provided is distinct and future services rendered are not dependent on previously rendered services. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established rates. See below for further discussion on variable consideration and allowance for doubtful accounts estimates.

Industrial injury prevention services revenues

Revenue from the industrial injury prevention business, which are also included in net revenues in the consolidated statement of operations, are derived from onsite services we provide to clients’ employees including injury prevention, rehabilitation, ergonomic assessments and performance optimization. Revenue from the Company’s industrial injury prevention business is recognized when the services under the terms of the contract are performed. Revenues are recognized at an amount equal to the consideration the Company expects to receive in exchange for providing injury prevention services to its clients. The revenue is determined and recognized based on the contractual terms with the third party.

Other revenues

The Company recognizes revenue for services provided to schools and industrial worksites, for physical or occupational therapy services, and athletic trainers and gym membership fees, which are also included in net revenues in the consolidated statement of operations. Contract terms and rates are agreed to in advance between the Company and third parties. Services are typically performed over the contract period and revenue is recorded as the services are rendered.

The Company had disaggregated revenues for the year ended December 31, 2018 as follows:

Accounts Receivable, net

Substantially all of the Company’s accounts receivable are related to providing healthcare services to patients whose costs are primarily paid by federal and state governmental authorities, managed care health plans, commercial insurance companies, and workers’ compensation and employer programs. The Company reports accounts receivable at an amount equal to the consideration the Company expects to receive in exchange for providing healthcare services to its patients, which is estimated using contractual provisions associated with specific payers, historical reimbursement rates, and an analysis of past experience to estimate potential adjustments.

The Company also has certain receivables that are related to providing healthcare services to patients whose costs are primarily paid local governments and other third parties. The Company reports these receivables at an amount equal to the consideration the Company expects to receive in exchange for providing healthcare services to its patients.

Allowance for Doubtful Accounts

The Company writes-off amounts that have been deemed to be uncollectible. The Company writes off uncollectible invoices when appropriate collection efforts have been exhausted. The allowance for doubtful accounts is included in accounts receivable, net on the consolidated balance sheet.

Security Deposits

The Company has recorded $921,583 of refundable security deposits as of December 31, 2018 for various physical therapy and occupational health clinics in other assets in the consolidated balance sheet.

Long-Lived Assets

Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the remaining lease term.

The general range of useful lives is as follows:

Computer equipment and software	3 years
Furniture and office equipment	7 years
Medical equipment	7 years
Leasehold improvements	1-10 years

Finite-lived Intangible Assets

Intangible assets that have finite useful lives are amortized over their useful lives and reported at cost less accumulated amortization and impairment losses, if applicable. The Company's finite-lived intangible assets consist of customer relationships and trade name assets associated with the Company’s historical acquisitions.

Impairment of Long-Lived Assets

Long-lived assets are not required to be tested for impairment annually. However, long-lived assets are evaluated for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable, such as when the disposal of such assets before the end of its previously estimated useful life is likely or there is an adverse change in the market involving the business employing the related assets. The impairment test first requires an assessment of the recoverability of the asset by comparing the net future cash flows of the asset to the carrying value of the asset. The net cash flows of the asset are estimated on an undiscounted, pre-tax basis, and should be based on future cash inflows expected from use of the asset over its remaining useful life, less expected future cash outflows necessary for maintenance, and cash flows associated with the eventual disposition of the asset. If the carrying value of the asset exceeds the net future cash flows of the asset, the asset would not be deemed to be recoverable. An impairment of the asset would then be recognized in an amount equal to the excess of the asset’s carrying value over its estimated fair value, calculated based on the discounted cash flows of the asset.  Significant judgments used for long-lived asset impairment assessments include determining whether events of circumstances indicate that the carrying value of the asset may not be recoverable, identifying asset groupings, identifying the primary assets within each asset grouping, and estimating projected cash flows attributable to the asset grouping. The valuation of long-lived assets at estimated fair value, when required, is performed using Level 2 or Level 3 fair value inputs.

Goodwill

The Company records goodwill for the excess purchase price over the fair value of the identifiable net assets acquired in business combinations. The fair value of goodwill is evaluated for impairment annually, or earlier upon the occurrence of substantive unfavorable changes in economic conditions, industry trends, costs, or cash flows. The impairment test requires judgment, including the identification of reporting units, the assignment of assets, liabilities and goodwill to reporting units, and the determination of fair value of each reporting unit if a quantitative test is performed. If management believes that as a result of our qualitative assessment it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, a quantitative impairment test is not required. As of December 31, 2018, the Company has identified a total of three reporting units, of which two reporting units have been allocated goodwill.

An impairment loss generally would be recognized when the carrying value of a reporting unit exceeds the estimated fair value of equity of the reporting unit. The estimated fair value of a reporting unit is determined by employing income and market approaches. Included in the income and market approaches are assumptions regarding projected revenue, profitability, and capital requirements for each reporting unit. The projected cash flows of each reporting unit are discounted back to the present value to estimate the fair value of each reporting unit as of the impairment testing date under the income approach. Under the market approach, a market multiple is applied to historical and / or projected financial information to estimate the fair value of each reporting unit as of the impairment testing date. The financial projections for each reporting unit are based on management’s knowledge of the industry, management’s understanding of each reporting unit’s recent transactions, and management’s expectations for each reporting unit’s operations. If the financial projections for a reporting unit fail to materialize, the resulting decline in our estimated fair values could result in an impairment charge to the goodwill associated with the respective reporting unit. The valuation of goodwill at estimated fair value, when required, is performed using Level 2 or Level 3 fair value inputs.

The Company assessed goodwill for impairment for the two reporting units with goodwill and did not identify any evidence of impairment with respect to goodwill for either reporting unit as of the assessment date.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, accounts receivable, net, accounts payable, accrued expenses, and our line-of-credit approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates. The fair value of debt estimates are based on Level 2 inputs.

Fair Value Measurements

The Company follows the Financial Accounting Standards Board (FASB) authoritative guidance for fair value measurements, which defines fair value as the estimated price at which an asset can be sold or a liability settled in an orderly transaction to a third party under current market conditions, and establishes a framework for measuring fair value in accordance with GAAP.

Debt Issuance Costs

Costs associated with acquiring debt are capitalized as debt issuance costs. Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. These costs are amortized over the term of the related loans using the straight-line method, which is not materially different than the effective interest method, and are included in interest expense in the consolidated statement of operations.

Deferred Rent

Rent payments on operating leases are recognized as an expense on a straight-line basis over the related lease term, which includes renewal options that are reasonably assured of exercise. Generally, renewal options are not considered reasonably assured of exercise. Deferred rent is based on rent expense that is in excess of amounts paid to date. The liability as of December 31, 2018 was $2,271,548, and is reported as part of deferred rent in the consolidated balance sheet.

When the Company receives a tenant improvement allowance, it records a liability, which is then amortized as a reduction of rent expense over the life of the lease. The liability for tenant improvement allowances, net of amortization, as of December 31, 2018 was $2,489,094, and is reported as part of deferred rent and other liabilities in the consolidated balance sheet.

Corporate Costs

Corporate costs consist primarily of salaries and benefits of corporate office personnel, rent, insurance costs, depreciation and amortization, travel, legal, compliance, professional, marketing and recruiting fees.

Income Taxes

The Company was formed as a limited liability company under the Delaware Liability Company Act and provisions of the Internal Revenue Code. One subsidiary of the Company is a C Corporation for which a provision for income taxes has been included in the financial statements. These consolidated financial statements contain no provision for income taxes or benefits for PTNIH and its subsidiaries, other than for the subsidiary described above, as taxable income or loss is reported by the members on their individual income tax returns. The Company’s Operating Agreement provides for the division of LLC profits and losses to the members and the perpetual existence of the entity.

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingencies, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions are used for, but not limited to: amounts realizable for services performed, estimated useful lives of assets, the valuation of goodwill and intangible assets, amounts payable for self-insured losses, and the computation of income taxes. Future events and their effects cannot be predicted with certainty; accordingly, the Company’s accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. The Company’s management evaluates and updates assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Recently Issued Accounting Guidance

In May 2014, March 2016, April 2016, and December 2016, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, ASU 2016-08, Revenue from Contracts with Customers, Principal versus Agent Considerations, ASU 2016-10, Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12, Revenue from Contracts with Customers, Narrow Scope Improvements and Practical Expedients, and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer (collectively “New Revenue Standard”), respectively, which supersede most of the existing revenue recognition requirements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. The New Revenue Standard is effective for the Company for annual periods beginning after December 15, 2018 (as amended in August 2015 by ASU 2015-14, Deferral of the Effective Date).

The Company will implement the New Revenue Standard beginning January 1, 2019 using the modified retrospective transition method. The Company does not believe that the adoption of the New Revenue Standard will result in any material changes to the Company’s financial statements other than the requirement to include incremental financial statement footnote disclosures.

In February 2016, the FASB issued amended accounting guidance (ASU 2016-02, Leases) which replaced most existing lease accounting guidance under GAAP. Among other changes, the amended guidance requires that a right-to-use asset, which is an asset that represents the lessee’s right to use, and a lease liability, which is a lessee’s obligation to make lease payments arising for an operating lease measured on a discounted basis, be recognized on the balance sheet by lessees. The amended guidance is effective for the Company starting in the year ending December 31, 2021. Entities can use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements or recognize the cumulative effect of applying the new standard as an adjustment to the opening balance of equity.

The Company has operating leases for each of its clinic and certain corporate locations, as well as equipment. As a result, the Company will recognize right of use assets and lease liabilities on the consolidated balance sheet upon adoption of the new leasing standard. Operating lease expense will continue to be recognized as occupancy costs on a straight-line basis over the respective lease terms in the consolidated statement of operations. The Company will implement the new standard beginning January 1, 2021, and expects to elect certain of the practical expedients permitted, including the expedient that permits the Company to retain its existing lease assessment and classification. The Company also expects to elect the transition method in ASU 2018-11, which allows the Company to recognize a cumulative effect adjustment of the standard adoption to the opening balance of equity at the adoption date. The Company continues to evaluate the impact that the pronouncement will have on the Company's financial statements, including footnote disclosures.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment change. The Company will implement the new standard in the year ending December 31, 2020. The Company continues to evaluate the impact that the pronouncement will have on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which added a new impairment model, known as the current expected credit loss (CECL) model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, including trade receivables. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. The Company will implement the new standard in the year ending

December 31, 2020. Management is currently evaluating the potential impact of these changes on the financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). This generally means that an intangible asset is recognized for the software license and, to the extent that the payments attributable to the software license are made over time, a liability also is recognized. If a cloud computing arrangement does not include a software license, the entity should account for the arrangement as a service contract. This generally means that the fees associated with the hosting element of the arrangement are expensed as incurred. The amendment is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The company will implement the new standard in the year ending December 31, 2020. The Company continues to evaluate the impact that the pronouncement will have on its financial statements.

Note 2. Goodwill and Intangible Assets, net

Goodwill

The carrying amount of goodwill as of December 31, 2018 was $196,254,146. There were no additions, disposals, or goodwill impairments that occurred for the year ended December 31, 2018.

Intangible assets, net

The balance and activity of finite-lived intangible assets is shown in the table below:

	Useful Life ranges	Intangible Assets, net, balance as of December 31, 2017	Amortization Expense	Intangible Assets, net, balance as of December 31, 2018
Trade names, net of accumulated amortization of $3,238,961 and $3,690,772 as of December 31, 2017 and 2018, respectively	1 - 7 years	$1,514,330	$451,811	1,062,519
Customer relationships, net of accumulated amortization of $852,604 and $2,156,874 as of December 31, 2017 and 2018, respectively	9 years	$10,885,826	$1,304,270	9,581,556

Amortization of intangible assets, net, is recognized on a straight-line basis over the estimated useful lives of intangible assets. No impairments of finite-lived intangible assets were recorded for the year ended December 31, 2018. Estimated amortization expense of the Company’s finite-lived intangible assets for each of the five succeeding years and thereafter is as follows:

Note 3. Property and Equipment, net

Property and equipment consists of the following at December 31, 2018:

Depreciation expense was $5,191,139 for the year ended December 31, 2018. There were no impairments recorded for the year ended December 31, 2018.

Note 4.  Net Revenues and Accounts Receivable, net

Medicare/Medicaid and Blue Cross entities represent approximately 27% and 25% of third-party payer net patient service revenue for the year ended December 31, 2018. The remaining 48% represents various other commercial payers and patients, respectively.

Medicare Reimbursement

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule (“MPFS”). For services provided in 2018, a 0.5% increase has been applied to the fee schedule payment rates; for services provided in 2019, a 0.25% increase will be applied to the fee schedule payment rates before applying the mandatory budget neutrality adjustment. For services provided in 2020 through 2025, a 0.0% percent update will be applied each year to the fee schedule payment rates, before applying the mandatory budget neutrality adjustment. Beginning in 2021, payments to individual therapists (Physical/Occupational Therapist in Private Practice) paid under the fee schedule may be subject to adjustment based on performance in the Merit Based Incentive Payment System (“MIPS”), which measures performance based on certain quality metrics, resource use, and meaningful use of electronic health records. Under the MIPS requirements, a provider’s performance is assessed according to established performance standards each year and then is used to determine an adjustment factor that is applied to the professional’s payment for the corresponding payment year. The provider’s MIPS performance in 2019 will determine the payment adjustment in 2021. Each year from 2019 through 2024, professionals who receive a significant share of their revenues through an alternate payment model (“APM”), (such as accountable care organizations or bundled payment arrangements) that involves risk of financial losses and a quality measurement component will receive a 5% bonus in the corresponding payment year. The bonus payment for APM participation is intended to encourage participation and testing of new APMs and to promote the alignment of incentives across payers. The specifics of the MIPS and APM adjustments will be subject to future notice and comment rule-making.

CMS adopted a multiple procedure payment reduction (MPPR) for therapy services in the final update to the MPFS for calendar year 2011. The MPPR applied to all outpatient therapy services paid under Medicare Part B — occupational therapy, physical therapy and speech-language pathology. Under the policy, the Medicare program pays 100% of the practice expense component of the Relative Value Unit (RVU) for the therapy procedure with the highest practice expense RVU, then reduces the payment for the practice expense component for the second and subsequent therapy procedures or units of service furnished during the same day for the same patient, regardless of whether those therapy services are furnished in separate sessions. Since 2013, the practice expense component for the second and subsequent therapy service furnished during the same day for the same patient was reduced by 50%.

Medicare claims for outpatient therapy services furnished by therapy assistants on or after January 1, 2020 must include a modifier indicating the service was furnished by a therapy assistant. Outpatient therapy services furnished on or after January 1, 2022 in whole or part by a therapy assistant will be paid at an amount equal to 85% of the payment amount otherwise applicable for the service.

Statutes, regulations, and payment rules governing the delivery of therapy services to Medicare beneficiaries are complex and subject to interpretation. The Company believes that it is in compliance, in all material respects, with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company’s financial statements as of December 31, 2018. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program.

Accounts receivable, net consist of the following at December 31, 2018:

Below is a rollforward of the allowance for uncollectible accounts for the year ended December 31, 2018:

Medicare/Medicaid and commercial insurance providers represent approximately 21% and 66% of gross accounts receivable at December 31, 2018. The remainder is due from patients. Accounts receivable are carried based on total patient charges. The contractual allowances include estimates for third-party contractual and other adjustments. Management determines the allowance for uncollectible accounts by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible.

Contractual allowances result from the differences between the rates charged for services performed and expected reimbursements by both insurance companies and government sponsored healthcare programs for such services. Medicare regulations and the various third party payers and managed care contracts are often complex and may include multiple reimbursement mechanisms payable for the services provided in our clinics. The Company estimates contractual allowances based on its interpretation of the applicable regulations, payer contracts, and the historical collection experience of the clinic and apply an appropriate contractual allowance reserve percentage to the gross accounts receivable balances for each clinic. Based on management’s historical experience, calculating the contractual allowance reserve percentage at the clinic level is sufficient to allow the Company to provide the necessary detail and accuracy with its collectability estimates. However, the services authorized and provided and related reimbursement are subject to interpretation that could result in payments that differ from the Company’s estimates. Payer terms are periodically revised necessitating continual review and assessment of the estimates made by management. The Company’s billing systems may not capture the exact change in contractual allowance reserve estimate from period to period. Therefore, in order to assess the accuracy of revenues and hence contractual allowance reserves, management compares cash collections to corresponding net revenues measured both in the aggregate and on a clinic-by-clinic basis.

Note 5. Long-Term Debt, net

PTN’s credit agreement provides for a revolving line-of-credit, initial term loan, and delayed draw term loan with commitments of $10,000,000, $130,000,000, and $50,000,000, respectively. This credit agreement was amended and restated effective October 12, 2017. The commitments for the amended revolving line-of-credit, term loan, and delayed draw term loan (collectively, the First Lien Credit Agreement) remain unchanged.

On October 12, 2017, PTN entered into a credit agreement with a different lender, which provides for an initial term loan and delayed draw term loan with commitments of $49,000,000 and $11,000,000, respectively, (collectively, the Second Lien Credit Agreement). The Second Lien Credit Agreement is subordinated to the First Lien Credit Agreement.

The term loans and delayed draw loans under the First and Second Lien Credit Agreements can be designated as Index Rate loans at the index rate plus applicable index margin, as defined in the applicable agreements. Interest accrues on LIBOR loans at LIBOR plus an applicable LIBOR margin, as defined in the applicable agreements. The interest rates on the First Lien Credit Agreement initial term loan and revolving line of credit were 7.93% and 10.00%, respectively, at December 31, 2018. There was no interest rate election for the delayed draw term loan under the First Lien Credit Agreement. The interest rates on the Second Lien Credit Agreement initial term loan and delayed draw term loan were 12.43% and 12.34%, respectively at December 31, 2018.

The First Lien Credit Agreement requires quarterly calendar principal repayments in installments of $325,000 beginning in December 2017 through September 2021, with the balance due on the maturity date. The Second Lien Credit Agreement requires repayment of all outstanding borrowings on the maturity date.

All loans under the credit agreements are collateralized by all of PTN’s assets and the Company’s member equity interest. All facilities under the First Lien Credit Facilities mature on November 30, 2021. All facilities under the Second Lien Facilities mature on April 12, 2023.

The credit agreements are subject to certain financial and non-financial covenants. PTN was in breach of certain financial covenants during 2018, resulting in a required prepayment of the 2019 principal of $656,100 on the First Lien Credit Agreement. This prepayment occurred in August 2018.

In January 2019, PTN entered into forbearance agreements with its lenders. See Note 13 for further disclosure of a restructuring that occurred in June 2019.

Beginning with the year ended December 31, 2018, the initial term loans under the First and Second Lien Credit Agreements also require mandatory prepayment within ten days of the issuance of annual December 31 audited financial statements, in an amount equal to 50% of excess cash flow for such year, as defined in the applicable agreements, based upon PTN’s leverage ratio financial covenant.

There was no outstanding balance on the First Lien Credit Agreement delayed draw term loan at December 31, 2018. The outstanding balances on the First Lien Credit Agreement initial term loan and revolving line-of-credit were $127,718,900 and $5,000,000, respectively, at December 31, 2018.

The outstanding balances on the Second Lien Credit Agreement initial term loan and delayed draw term were $49,000,000 and $1,000,000, respectively, at December 31, 2018.

Aggregate future maturities required on long-term debt, at December 31, 2018, are as follows (see Note 13 for future maturities required under restructured credit agreements):

Years ending December 31:
2019	$ 643,900
2020	1,300,000
2021	130,775,000
2022	-
2023	-
Thereafter	50,000,000
182,718,900
Less unamortized debt issuance costs	(4,913,036)
Total long-term debt, including current maturities	177,805,864
Less current maturities	(643,900)
Total long-term debt	$ 177,161,964

Debt issuance costs, which are classified as a reduction to the carrying amount of the debt above, consist of the following at December 31, 2018:

Cost	$ 6,839,696
Accumulated amortization	(1,926,660)
$ 4,913,036

Amortization of debt issuance costs was $1,550,925 for the year ended December 31, 2018, and is included in interest expense on the consolidated statement of operations. Amortization for the next five years and thereafter is as follows:

Years ending December 31:
2019	$ 1,539,267
2020	1,527,609
2021	1,417,785
2022	331,646
2023	96,729
$ 4,913,036

Interest expense was $16,592,893 for the year ended December 31, 2018 and is included in interest expense on the consolidated statement of operations. Accrued interest and commitment fees on the First and Second Lien Credit Agreements were $3,714,418 at December 31, 2018.

Note 6. Employee Benefit Plans

The operating company (PTN) sponsors the Pivot Physical Therapy 401(k) Plan for the benefit of substantially all employees of PTN. Under the plan, employees can contribute a portion of their compensation on a pre- or post- tax basis. The Company has the option to make matching contributions to the plan. The Company’s matching contribution expense was $957,213 for the year ended December 31, 2018, and is included in accrued compensation expenses on the consolidated balance sheet.

Note 7. Commitments and Contingencies

Operating Leases

The Company has operating leases for equipment and for each of its operating and corporate locations, which expire at various dates through January 2029. The Company’s future minimum rental commitments with original or remaining terms in excess of one year are as follows:

Years ending December 31:
2019	$ 17,450,415
2020	14,232,332
2021	10,768,667
2022	7,104,450
2023	3,711,154
Thereafter	6,528,264
$ 59,795,282

The minimum lease payments above do not include common area and maintenance (CAM) charges, which are also required contractual obligations under the operating leases. They also include the minimum lease terms and not optional renewal periods. The CAM charges are not fixed and can fluctuate from year to year. Rent expense, including CAM charges, was $20,223,056 for the year ended December 31, 2018, and is included as a component of occupancy expense or corporate costs, depending on the nature and use of the underlying asset, on the consolidated statement of operations.

Self-Insurance

The Company has a self-insurance medical and dental plan for its employees. Losses are limited through the use of stop-loss policies from reinsurers. Specific losses for claims are limited to $100,000 annually per covered employee. The Company’s aggregate annual loss limitation is based on a formula that considers, among other things, the total number of employees. The Company paid claims of $6,949,397 during the year ended December 31, 2018. The

Company accrued an estimate for claims payable of $414,764 at December 31, 2018.

Note 8. Related Party Transactions

The Company’s operating subsidiary has advisory services agreements with CI Capital Partners II, L.P. (CI), the Company’s former private equity sponsor, and InTandem Capital Partners, LLC, an entity related to CI. Total advisory fees and related expenses were $303,171 for the year ended December 31, 2018, and are included in corporate costs in the consolidated statement of operations. These fees are subordinated to PTN’s debt service obligation disclosed in Note 5. Total accrued fees were $170,296 for the year ended December 31, 2018, and are included in accounts payable and other accrued expenses on the consolidated balance sheet. These advisory agreements were terminated in conjunction with the restructuring event disclosed in Note 13.

Lease Agreements

The Company leases office space for certain of its operating locations and one of its corporate locations from real estate holding companies owned by employees or officers of the Company. Rent expense for these facilities was approximately $2,492,561 for the year ended December 31, 2018, and is included as a component of occupancy costs or corporate costs on the consolidated statement of operations, depending on the underlying use of the asset.

Note 9.  Certain Significant Risks and Uncertainties

Government Regulation

The Company and others in the health care business are subject to certain inherent risks, including the following.

Substantial dependence on revenue derived from reimbursement by the federal Medicare and state

Medicaid programs, which have been drastically cut in recent years and which entail exposure to various healthcare fraud statues; government regulations, government budgetary constraints, and proposed legislative and regulatory changes; and lawsuits alleging malpractice and related claims. Such inherent risks require the use of certain management estimates in the preparation of the Company’s financial statements and it is reasonably possible that a change in such estimates may occur in the near term.

The Company’s operations are subject to a variety of federal, state, and local legal and regulatory risks,

including without limitation, the federal Anti-Kickback statute and the federal Ethics in Patient Referral Act (so-called Stark Law), many of which apply to virtually all companies engaged in the health care services industry. The Anti-Kickback statute prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Stark Law prohibits, with limited exceptions, financial relationships between ancillary service providers and referring physicians.

The Medicaid and Medicare programs are highly regulated. Compliance with laws and regulations governing the Medicare and Medicaid programs is subject to government review and interpretation, as well as significant regulatory action, including fines, penalties and possible exclusion from the Medicare and Medicaid programs. The failure of the Company to comply with applicable reimbursement regulations could adversely affect the Company’s business. It is not possible to quantify fully the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on the Company’s business. Accordingly, there can be no assurance that the impact of these changes or any future health care legislation will not adversely affect the Company’s business. There can be no assurance that payments under governmental and private third-party payer programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.

The Company’s financial condition and results of operations may be materially and adversely affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays. In addition, under the Medicare program, if the federal government makes a formal demand for reimbursement, even related to contested items, payment must be made for those items before the provider is given an opportunity to appeal and resolve the case.

Malpractice Insurance

The Company has malpractice insurance policies covering all therapists providing services for the Company. The insurance coverage is $1,000,000 per incident and $3,000,000 aggregate per Named Insured entity per policy year subject to a $10,000,000 policy aggregate. The Company also purchases $10,000,000 in excess liability coverage. The Company believes this is adequate coverage to protect against any outstanding claims and litigation.

Litigation

The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of activities or liquidity. See Note 13 for further discussion of certain settlement agreements reached in 2019.

Note 10. Income Taxes

New Tax Legislation

The United States government approved and signed into law on December 22, 2017, the Tax Cuts and Jobs Act reform legislation. This legislation makes significant changes in U.S. tax law including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from the current graduated system, with a top rate of 35%, to a flat rate of 21% starting in 2018.

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The income tax benefit is composed of the following at December 31, 2018 and is included on the consolidated statement of operations.:

Deferred:
Federal	$ 157,791
State and local	81,442
Income benefit	$ 239,233

The company has recorded a valuation allowance of $218,332 at December 31, 2018, as management does not expect to realize the full benefit of interest deductions in future years.

The significant temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred tax assets:
Federal net operating loss carryforward	$ 253,281
State net operating loss carryforward	93,800
Interest deduction limitation	218,332
Accrued Vacation	25,045
Other	13,494
Total deferred tax assets	$ 603,952

Deferred tax liabilities:
Property and equipment	$ 122,359
Other	24,028
Total deferred tax liabilities	146,387
457,565
Less valuation allowance	(218,332)
Net deferred tax asset	$ 239,233

Note 11.  Members’ Equity

The Company had common units authorized, issued and outstanding for the year ended December 31, 2018.

During 2018, the Company received $19,591,373 of contributions in exchange for common units in the Company.

Note 12. Other Liabilities

The Company is obligated under capital leases for vehicles which expire at various dates through 2020.

Future minimum payments required under the leases together with their present value as of December 31, 2018, are as follows:

Years ending December 31:
2019	$ 85,232
2020	22,122
Total minimum lease payments	107,354
Less amount representing interest	(7,689)
Present value of minimum lease payments	99,665
Less current portion	78,346
Long-term portion	$ 21,319

Note 13.  Subsequent Events

In January 2019, PTN was unable to meet its obligation for scheduled interest payments and loan commitment fees in accordance with the terms of the First Lien Facilities and Second lien Facilities, resulting in default of the credit agreements. In response to this default, PTN’s lenders executed forbearance agreements and amended credit agreements with its First Lien Agent, the Second Lien Agent, each First Lien Lender and each Second Lien Lender.

In April 2019, the First Lien Agent, the Second Lien Agent, each First Lien Lender and each Second Lien Lender entered into a Restructuring Support Agreement (RSA) with respect to a proposed restructuring of the Loan Parties, which provided for consensual restructuring of the Company’s debt and equity structure (Restructuring). This agreement was amended and restated in June 2019.

At Restructuring closing, the Second Lien Lenders contributed cash of $15,000,000 on a pro-rata basis to the Company in exchange for $6,000,000 of voting Class A common units and $9,000,000 of non-voting preferred units. Preferred units have a preferred return of LIBOR (floor of 1%) plus 10% compounded annually, on unreturned preferred unit invested capital, and preferred distribution rights. The funds were then contributed by the Company to PTN and used for the following purposes: (i) to pay-off the First Lien revolving line of credit and accrued interest; (ii) to pay forbearance fees due on the First Lien credit agreement; (iii) to pay accrued interest on the First Lien term loan and revolving line of credit, fees and expenses; and (iv) to pay legal fees. The remaining funds were available for general business purposes.

The RSA and the Company’s amended and restated LLC agreement provide for the Second Lien Lenders to contribute an additional $10,000,000 on a delayed draw basis as needed by the Company. This additional funding, if needed, will be exchanged for $4,000,000 of voting Class A common units and $6,000,000 of non-voting preferred units.

In addition, the RSA and the Company’s amended and restated LLC agreement provide for Sale Carveout Rights and Transaction Bonus Rights, as defined in a separate Carveout, Intercreditor and Subordination Agreement and Release, for certain current and former employees, in the event of a future sale or change in control transaction.

The forbearance agreements were amended and extended up to the closing date, and terminated on June 28, 2019, upon execution of the restructured credit agreements. The restructured First Lien credit agreement and Second Lien credit agreement require the Company to maintain certain financial and non-financial covenants, as defined in the credit agreements.

The Company assumed PTN’s obligation as the borrower under the restructured Second Lien credit agreement.

The restructured credit agreements include the following terms:

Restructured Terms	Restructured First Lien Credit Agreement	Restructured Second Lien Credit Agreement
Borrower	PT Network, LLC	PT Network Intermediate Holdings, LLC
Outstanding balance of term loans	$127,718,900	$54,221,183
Revolving loan commitment	$10,000,000	-
Interest rates:
Index rate loans - cash	Index rate plus 4.5%	Index rate plus 9%
LIBOR loans - cash	LIBOR (floor 1%) plus 5.5%	LIBOR (floor 1%) plus 10%
PIK – subject to terms of credit agreement	2%
Maturity date	November 30, 2023	November 30, 2024
Loan amortization - quarterly	0% through March 31, 2020	Due at maturity
	0.25% through March 31, 2022
	0.50% thereafter

Additionally, there are certain forbearance and restructuring fees that are due upon the maturity of these credit agreements. In accordance with the restructured credit agreements, aggregate future maturities required on long-term debt are as follows:

Years ending December 31:

2020	$ 957,892
2021	1,277,189
2022	2,235,081
2023	124,022,763
2024	57,690,888
$ 186,183,813

In June 2019, the Company entered into confidential settlement and release agreements with related parties. The first settlement agreement provides for payments totaling $4,000,000. The second settlement agreement provides for payments totaling $2,000,000. These settlements have been recognized as other expense on the consolidated statement of operations, and as other current and other non-current liabilities on the consolidated balance sheet at December 31, 2018.

Schedule I: Unaudited Condensed Parent Company Financial Statements

PT Network Intermediate Holdings, LLC
Unaudited Balance Sheet (Parent Company Only)
As of December 31, 2018

Assets		
Current assets	$	-
Investment in consolidated subsidiaries		50,962,500
Total assets	$	50,962,500
Liabilities	$	-
Total liabilities		-
Commitments and contingencies (see Note 2)		
Equity		
Members' equity		50,962,500
Total liabilities and members' equity	$	50,962,500

See notes to unaudited condensed financial statements.

Schedule I: Unaudited Condensed Parent Company Financial Statements (continued)

Schedule I: Unaudited Condensed Parent Company Financial Statements (continued)

PT Network Intermediate Holdings, LLC (PTNIH) does not maintain a bank account as all cash transactions are at the PT Network, LLC (PTN) level or other consolidated subsidiaries. There was no cash activity for the year ended December 31, 2018 at the PTNIH level.

PTNIH had the following non-cash investing and financing activity for the period:

Acquisition of additional equity interest in a consolidated subsidiary in exchange for issuance of common interests in PTNIH	$ 10,500,000

Note 1. Basis of Presentation

PTNIH is a holding company and conducts substantially all of its business operations through its subsidiaries. These condensed Parent Company financial statements and related notes have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of PTNIH exceed 25% of the consolidated net assets of PTNIH as stipulated by Rule 5-04, Section I from Regulation S-X. The ability of the operating subsidiaries to pay dividends is restricted due to the terms of the subsidiaries’ credit agreement as defined in Note 5 to the consolidated financial statements. The total amount of such restricted net assets totaled $50,962,500 at December 31, 2018. Any information, other than listed herein, is omitted as the information is either not applicable or has been furnished in the consolidated financial statements or notes thereto. These statements should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

Note 2. Guarantees

All loans under the credit agreements discussed in Note 5 of the Consolidated Financial Statements are collateralized by all of PT Network, LLC's assets and PTNIH’s member equity interest.

See Note 5 of the Consolidated Financial Statements in this Report for information regarding the guarantees provided by PTNIH.